Exhibit 12.1
IKON OFFICE SOLUTIONS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Fiscal Year Ended September 30
	2006	2005	2004	2003	2002

Earnings:
Income from continuing operations	$106,249	$73,195	$88,309	$127,406	$155,508
Add:
Provision for income taxes	51,669	31,755	30,308	77,544	91,776
Fixed charges	86,563	106,493	171,877	232,028	249,974

Earnings, as adjusted (A)	$244,481	$211,443	$290,494	$436,978	$497,258

Fixed charges:
Other interest expense including interest on capital leases	$62,239	$78,689	$140,733	$198,617	$213,077
Estimated interest component of rental expense*	24,324	27,804	31,145	33,411	36,897

Total fixed charges (B)	$86,563	$106,493	$171,877	$232,028	$249,974

Ratio (A)/(B)	2.8	2.0	1.7	1.9	2.0

*	Estimated interest approximates one-third of rental expense.